UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  1)

     DATA  TRANSLATION,  INC.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     238015101
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     October  30,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  73,700

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  73,700

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 73,700

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .9

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  263,300

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  263,300

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 263,300

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  3.3

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7     Sole Voting Power
                        238,800

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  238,800

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 238,800

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  3.0

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  ENDOWMENT  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1383498
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  151,800

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  151,800

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 151,800

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.9

14          Type  of  Reporting  Person  PN

This  Amendment  No.  1  relates to the Callable Common Stock, $.01 par value,
(the "Shares") of Data Translation Corporation, (the "Company" or "DATX"), a Delaware corporation, and amends the statement on Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on April 18, 1996.

ITEM  1.    SECURITY  AND  ISSUER

     No  Change


ITEM  2.    IDENTITY  AND  BACKGROUND

                    No  Change

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 727,600 Shares. Of the 727,600 Shares, 263,300 shares are owned by Pequot, 73,700 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 238,800 shares are owned by Pequot International, and 151,800 shares are owned by Pequot Endowment. The 727,600 shares were purchased in open market transactions at an aggregate cost of $12,025,117. The funds for the purchase of Shares held by Pequot, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

          No  Change

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 727,600 Shares. These Shares represent approximately 9.0% of the 8,072,984 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 73,700 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 263,300 Shares owned by Pequot. DS International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 238,800 Shares owned by Pequot International. Pequot Endowment Partners, L.P.
 has the sole power to vote, direct the vote, dispose and direct the disposition of the 151,800 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            No  Change

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

          In accordance with Rule 101(a)(2)(ii) of Regulation S-T, attached hereto as Exhibit C is the text of the Schedule 13D that was filed by the Reporting Persons with the Commission on April 18, 1996.



THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP.
 IF  ATTY  WANTS  MORE  INFO  OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8
AND/OR  MAKE  MARGINS  THINNER.          After a reasonable inquiry and to the
best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner









November  8,  1996

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Amendment Number 1 to Schedule 13D dated November 8, 1996 relating to the Shares of Data Translation, Inc. shall be filed on behalf of the undersigned.

Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



DS  International  Partners,  L.P.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



Pequot  Endowment  Partners,  L.P.


By:  /s/      Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

     EXHIBIT  B  -  Schedule  13D  Amendment  No.  1


     DATA  TRANSLATION,  INC.
     SCHEDULE  13D

 COMMON  STOCK,  NO  PAR  VALUE
  CUSIP  #  238015101




                           PEQUOT     PEQUOT     PEQUOT     DAWSON
                    PARTNERS     INTERNATIONAL     ENDOWMENT     SAMBERG
     # OF SHARES          FUND, L.P.     FUND, LTD.     FUND, L.P.     CAPITAL
                                     MGMT
 TRADE     PURCHASED          TAX I.D. #     TAX I.D. #     TAX I.D. #     TAX
                                    I.D. #
   DATE     (SOLD)     PRICE     22-2741859     FOREIGN CORP.
                        06-1388800     06-1033494
TOTAL  SHARES  @
     06/07/96     552,600          206,200     174,000     111,500
                                                                      60,900

    10/30/96     50,000     10.3750     15,300     19,600     12,200     2,900
 10/31/96     125,000     10.2750     41,800     45,200     28,100
                                                                       9,900

            175,000          57,100     64,800     40,300     12,800
TOTAL  SHARES  @
     10/30/96     727,600          263,300     238,800     151,800
                                                                      73,700

     EXHIBIT  C

   THIS DOCUMENT IS A COPY OF ORIGINAL SCHEDULE 13D FILED ON APRIL 18, 1996



ITEM  1.    SECURITY  AND  ISSUER

          This statement relates to the Common Stock, $.01 par value (the "Shares") of Data Translation, Inc., ("DATX"), a Delaware corporation. DATX's principal executive office is located at 100 Locke Drive, Marlborough, MA 01752.

ITEM  2.    IDENTITY  AND    BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership, Pequot Endowment Partners, L.P., a Delaware partnership and DS International Partners, L.P., a Delaware partnership (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan
T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of Pequot Endowment Partners, L.P. is to serve as the investment manager of Pequot Endowment Fund,L.P. ("Pequot Endowment"), a partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot Endowment Partners. The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of April 10, 1996, the Reporting Persons beneficially own 406,500 Shares representing approximately 5.2% of the 7,905,275 Shares believed to be outstanding. As of the date hereof, the Reporting Persons beneficially own in the aggregate 512,500 Shares. Of the 512,500 Shares, 196,300 shares are owned by Pequot, 53,500 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 166,300 shares are owned by Pequot International, and 96,400 shares are owned by Pequot Endowment. The 512,500 Shares were purchased in open market transactions at an aggregate cost of $9,284,243. The funds for the purchase of Shares held by Pequot, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The acquisition of Shares described herein were made for investment purposes.


ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a)    (b)    (c)          As  of  the date hereof, the Reporting Persons
beneficially own in the aggregate 512,500 Shares. These Shares represent approximately 6.5% of the 7,948,635 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 53,500 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and
direct  the  disposition  of  the  196,300  Shares  owned  by  Pequot.    DS
International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 166,300 Shares owned by Pequot International. Pequot Endowment Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 96,400 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

     (d)    Not  Applicable

     (e)    Not  Applicable

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None


ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

     EXHIBIT  B  to  Schedule  13D-filed  April  18,  1996


     DATA  TRANSLATION
     SCHEDULE  13D


 COMMON  STOCK,  NO  PAR  VALUE
  CUSIP  #  238015101






                           PEQUOT     PEQUOT     PEQUOT     DAWSON
                    PARTNERS     INTERNATIONAL     ENDOWMENT     SAMBERG
     # OF SHARES          FUND, L.P.     FUND, LTD.     FUND, L.P.     CAPITAL
                                     MGMT
 TRADE     PURCHASED          TAX I.D. #     TAX I.D. #     TAX I.D. #     TAX
                                    I.D. #
   DATE     (SOLD)     PRICE     22-2741859     FOREIGN CORP.
                        06-1388800     06-1033494

                    03/14/96     2,000     15.6250     0     0     0     2,000
               03/15/96     15,000     16.1667     8,000     7,000     0     0
             03/15/96     50,000     18.0455     26,800     23,200     0     0
       03/18/96     15,000     18.0000     3,600     3,100     6,000     2,300
       03/19/96     20,000     18.8750     7,100     6,200     4,300     2,400
      03/19/96     32,500     19.0700     8,200     7,200     11,000     6,100
         03/20/96     10,000     18.2500     4,300     3,700     800     1,200
      03/20/96     22,000     18.0880     2,000     1,700     15,000     3,300
       03/21/96     15,000     19.5000     6,400     5,600     1,300     1,700
       03/21/96     20,000     19.7970     8,000     7,100     2,600     2,300
       03/25/96     14,000     16.5464     4,800     4,100     3,800     1,300
                03/26/96     1,500     16.6250     500     500     400     100
          03/27/96     7,500     16.7500     2,700     2,200     2,000     600
       03/28/96     15,000     16.4167     5,200     4,500     4,000     1,300
       03/29/96     10,000     16.3750     3,400     3,000     2,600     1,000
            04/02/96     7,000     18.8929     2,900     3,000     0     1,100
      04/02/96     30,000     18.9292     10,500     8,800     8,100     2,600
       04/03/96     20,000     18.9063     6,700     5,300     6,700     1,300
      04/04/96     30,000     18.9583     10,800     9,200     7,100     2,900
           04/09/96     15,000     17.9583     6,700     5,900     0     2,400
              04/09/96     5,000     18.3750     2,400     1,900     0     700
         04/10/96     50,000     17.2500     24,400     19,500     0     6,100
         04/11/96     40,000     16.1250     19,600     15,400     0     5,000
           04/12/96     15,000     16.8333     7,200     5,900     0     1,900
       04/15/96     25,000     19.0000     7,500     6,500     8,900     2,100
      04/16/96     25,000     20.3000     6,400     5,600     11,300     1,700
                04/16/96     1,000     19.7500     200     200     500     100

                    512,500          196,300     166,300     96,400     53,500

TOTAL  SHARES  @
      04/16/96     512,500          196,300     166,300     96,400
                                                                      53,500